UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No.3)
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

B COMMUNICATIONS LTD.
(Name of Issuer)

Ordinary Shares, par value NIS 0.10 per share
(Title of Class of Securities)

M15629104
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M15629104

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Clal Finance Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 27,903 Ordinary Shares*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 27,903 Ordinary Shares*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,903 Ordinary Shares*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.09%**
12.	Type of Reporting Person: IN

*See Item 4.

** Based on 29,889,045 Ordinary Shares outstanding as of November 7, 2011(as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2011).

Page 2 of 12 pages

CUSIP NO. M15629104

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Clal Insurance Enterprises Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,557,678 Ordinary Shares *
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,557,678 Ordinary Shares*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,557,678 Ordinary Shares*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.2%**
12.	Type of Reporting Person: CO

*See Item 4.

** Based on 29,889,045 Ordinary Shares outstanding as of November 7, 2011(as reported in the Issuer’s Form 6-K filed with the SEC on November 10, 2011).

Page 3 of 12 pages

CUSIP NO. M15629104

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). IDB Development Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,557,678 Ordinary Shares*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,557,678 Ordinary Shares*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,557,678 Ordinary Shares*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒*
11.	Percent of Class Represented by Amount in Row (9) 5.2%**
12.	Type of Reporting Person: CO

*See Item 4. The 1,557,678 Ordinary Shares exclude 170 Ordinary Shares, all of which are held for members of the public through, among others, provident funds and mutual funds, which are managed by companies controlled by Epsilon Investment House Ltd., an indirect subsidiary of IDB Development Corporation Ltd. (the “Epsilon Shares”).

** Based on 29,889,045 Ordinary Shares outstanding as of November 7, 2011(as reported in the Issuer’s Form 6-K filed with the SEC on November 10, 2011).

Page 4 of 12 pages

CUSIP NO. M15629104

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). IDB Holding Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,557,678 Ordinary Shares*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,557,678 Ordinary Shares*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,557,678 Ordinary Shares*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒*
11.	Percent of Class Represented by Amount in Row (9) 5.2%**
12.	Type of Reporting Person: CO

*See Item 4. Excludes the Epsilon Shares.

** Based on 29,889,045 Ordinary Shares outstanding as of November 7, 2011(as reported in the Issuer’s Form 6-K filed with the SEC on November 10, 2011).

Page 5 of 12 pages

CUSIP NO. M15629104

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Nochi Dankner
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,557,678 Ordinary Shares*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,557,678 Ordinary Shares*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,557,678 Ordinary Shares*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒*
11.	Percent of Class Represented by Amount in Row (9) 5.2%**
12.	Type of Reporting Person: CO

*See Item 4. Excludes the Epsilon Shares.

** Based on 29,889,045 Ordinary Shares outstanding as of November 7, 2011(as reported in the Issuer’s Form 6-K filed with the SEC on November 10, 2011).

Page 6 of 12 pages

CUSIP NO. M15629104

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Shelly Bergman
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,557,678 Ordinary Shares*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,557,678 Ordinary Shares*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,557,678 Ordinary Shares*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒*
11.	Percent of Class Represented by Amount in Row (9) 5.2%**
12.	Type of Reporting Person: IN

*See Item 4. Excludes the Epsilon Shares.

** Based on 29,889,045 Ordinary Shares outstanding as of November 7, 2011(as reported in the Issuer’s Form 6-K filed with the SEC on November 10, 2011).

Page 7 of 12 pages

CUSIP NO. M15629104

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Ruth Manor
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,557,678 Ordinary Shares*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,557,678 Ordinary Shares*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,557,678 Ordinary Shares*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒*
11.	Percent of Class Represented by Amount in Row (9) 5.2%**
12.	Type of Reporting Person: IN

*See Item 4. Excludes the Epsilon Shares.

** Based on 29,889,045 Ordinary Shares outstanding as of November 7, 2011(as reported in the Issuer’s Form 6-K filed with the SEC on November 10, 2011).

Page 8 of 12 pages

CUSIP NO. M15629104

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Avraham Livnat
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,557,678 Ordinary Shares*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,557,678 Ordinary Shares*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,557,678 Ordinary Shares*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒*
11.	Percent of Class Represented by Amount in Row (9) 5.2%**
12.	Type of Reporting Person: IN

*See Item 4. Excludes the Epsilon Shares.

** Based on 29,889,045 Ordinary Shares outstanding as of November 7, 2011(as reported in the Issuer’s Form 6-K filed with the SEC on November 10, 2011).

Page 9 of 12 pages

Item 1.

(a)	Name of Issuer: B COMMUNICATIONS LTD. (hereinafter referred to as the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

2 Dov Friedman Street, Ramat Gan 52503, Israel.

Item 2.

(a)
Name of Person Filing:

This Statement is filed by:

(1) Clal Finance Ltd.
(2) Clal Insurance Enterprises Holdings Ltd.
(3) IDB Development Corporation Ltd.
(4) IDB Holding Corporation Ltd.
(5) Mr. Nochi Dankner
(6) Mrs. Shelly Bergman
(7) Mrs. Ruth Manor and
(8) Mr. Avraham Livnat

The foregoing entities and individuals are collectively referred to as the “Reporting Persons” in this Statement.

(1)           Clal Finance Ltd., an Israeli private corporation (“Clal Finance”), is a wholly owned subsidiary of Clal Insurance Enterprises Holdings Ltd., an Israeli public corporation (“Clal”). Clal may be deemed to beneficially own  the Ordinary Shares reported in this Statement (the “Issuer Shares”). See Item 4.

(2)           Clal is a majority owned subsidiary of IDB Development Corporation Ltd., an Israeli private corporation ("IDB Development"). By reason of IDB Development’s control of Clal, IDB Development may be deemed to be the beneficial owner of, and to share the power to vote and dispose of, the Issuer Shares owned beneficially by Clal. See Item 4.

(3)           IDB Development is a wholly owned subsidiary of IDB Holding Corporation Ltd., an Israeli public corporation ("IDB Holding"). By reason of IDB Holding’s control (through IDB Development) of Clal, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of, the Issuer Shares owned beneficially by Clal. See Item 4.

(4)           Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat may, by reason of their interests in, and relationships among them with respect to, IDB Holding, be deemed to control the corporations referred to in paragraphs (1) - (3) above.By reason of the control of IDB Holding by Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, and the relations among them, Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Issuer Shares owned beneficially by Clal. See Item 4.

(b)	Address of Principal Business Offices or, if none, Residence:

Clal Finance Ltd. - 37 Menachem Begin Street, Tel-Aviv 65220, Israel.

Clal Insurance Enterprises Holdings Ltd. – 48 Menachem Begin Street, Tel-Aviv 66180, Israel.

IDB Development Corporation Ltd. -  The Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel.

IDB Holding Corporation Ltd.  -  The Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel.

Mr. Nochi Dankner -  The Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel.

Mrs. Shelly Bergman -  9 Hamishmar Ha'Ezrachi Street, Afeka, Tel Aviv 69697, Israel.

Mrs. Ruth Manor -  26 Hagderot Street, Savyon 56526, Israel.

Mr. Avraham Livnat -  Taavura Junction, Ramle 72102, Israel.

Page 10 of 12 pages

(c)	Citizenship: Citizenship or place of organization of all Reporting Persons, as the case may be, is Israel.

(d)	Title of Class of Securities: Ordinary Shares, par value NIS 0.10 per share (the “Ordinary Shares”).

(e)	CUSIP Number: M15629104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

None of the 27,903 Ordinary Shares reported in this Statement as beneficially owned by Clal Finance are held for its own account.  Consequently, this Statement shall not be construed as an admission by Clal Finance that it is the beneficial owner of any of the Ordinary Shares covered by this Statement.

All of the 1,557,678 Ordinary Shares reported in this Statement as beneficially owned by Clal are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Clal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. Consequently, this Statement shall not be construed as an admission by the Reporting Persons that they are the beneficial owners of any of the Ordinary Shares covered by this Statement.

Except as set forth above, see items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which are incorporated herein.

This Statement is also being filed by Clal Finance to terminate its obligation to report its beneficial ownership in future filings, except as required by applicable law.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.
Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 11 of 12 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012
CLAL FINANCE LTD. CLAL INSURANCE ENTERPRISES HOLDINGS LTD. IDB DEVELOPMENT CORPORATION LTD. IDB HOLDING CORPORATION LTD. NOCHI DANKNER SHELLY BERGMAN RUTH MANOR AVRAHAM LIVNAT

BY: CLAL INSURANCE ENTERPRISES HOLDINGS LTD.

BY:  /s/ Shy Talmon      /s/ Ronit Zalman Malach
Shy Talmon and Ronit Zalman Malach, authorized signatories of CLAL INSURANCE ENTERPRISES HOLDINGS LTD., for itself and on behalf of Clal Finance Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth  Manor and Avraham Livnat, pursuant to an agreement annexed as Exhibit 1 to the Schedule 13G filed on May 7, 2009.

Page 12 of 12 pages